Exhibit 4.3
Execution Version
FIRST AMENDMENT TO
WARRANT AGREEMENT
THIS FIRST AMENDMENT TO WARRANT AGREEMENT (this “Amendment”), is made and entered into as of March 22, 2021, by and among Opendoor Technologies Inc., a Delaware corporation (“Opendoor Technologies”), and Continental Stock Transfer & Trust Company, a New York corporation, as warrant agent (“Continental”), and American Stock Transfer & Trust Company, LLC, a New York limited liability trust company (“AST”). Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Existing Warrant Agreement (as defined below).
WHEREAS, Social Capital Hedosophia Holdings Corp. II, a Cayman Islands exempted company (“Social Capital”) and Continental previously entered into that certain Warrant Agreement, dated as of April 27, 2020 (the “Existing Warrant Agreement”), pursuant to which Social Capital issued 13,800,000 warrants (the “Public Warrants”) in its initial public offering and 6,133,333 private placement warrants (“Private Placement Warrants”, together with the Public Warrants, the “Warrants”), each representing the right to purchase one Class A ordinary share, par value $0.0001 per share, of Social Capital (“Ordinary Shares”);
WHEREAS, on September 15, 2020, Social Capital, Hestia Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of Social Capital (“Merger Sub”), and Opendoor Labs Inc., a Delaware corporation (“Opendoor Labs”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), which provided for, among other things, the merger of Merger Sub with and into Opendoor Labs, with Opendoor Labs continuing as the surviving corporation and a wholly owned subsidiary of Social Capital (the “Merger”);
WHEREAS, on December 18, 2020, immediately prior to the consummation of the Merger and upon the terms and subject to the conditions of the Merger Agreement, Social Capital effected a deregistration under the Cayman Islands Companies Law (2020 Revision) and a domestication under Section 388 of the Delaware General Corporation Law, pursuant to which Social Capital’s jurisdiction of incorporation was changed from the Cayman Islands to the State of Delaware and Social Capital was renamed “Opendoor Technologies Inc.” (the “Domestication” and together with the Merger, the “Business Combination”);
WHEREAS, pursuant to Section 8.2.1 of the Existing Warrant Agreement, Continental has agreed to resign its duties as the Warrant Agent as of the date hereof, and AST has agreed to serve as successor Warrant Agent from and after the date hereof; and
WHEREAS, pursuant to Section 9.8 of the Existing Warrant Agreement, the parties may amend the Existing Warrant Agreement without the consent of the Registered Holders with respect to matters that the parties deem shall not adversely affect the interest of the Registered Holders.
NOW, THEREFORE, in consideration of the mutual agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto agree as follows:
1    Amendment of Existing Warrant Agreement. The parties hereby amend, effective as of the date of this Amendment, the Existing Warrant Agreement as provided in this Section 1:

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1.1Change in Warrant Agent. References to “Continental Stock Transfer & Trust Company” in the Existing Warrant Agreement shall be replaced with “American Stock Transfer & Trust Company, LLC,” and it shall be understood that “Warrant Agent” shall hereafter refer to American Stock Transfer & Trust Company, LLC.
1.2Change of Address of Warrant Agent. Section 9.2 of the Existing Warrant Agreement is hereby amended to direct that any notice, statement or demand authorized by the Existing Warrant Agreement to be given or made by the Warrant Agent or by the holder of any Warrant to or on the Company pursuant to Section 9.2 shall be delivered to:
American Stock Transfer & Trust Company, LLC
48 Wall Street, 22nd Floor
New York, NY 10005
Email: Reorgwarrants@astfinancial.com
1.3Change of Address of Company. Section 9.2 of the Existing Warrant Agreement is hereby amended to direct that any notice, statement or demand authorized by the Existing Warrant Agreement to be given or made by the Warrant Agent or by the holder of any Warrant to or on the Company pursuant to Section 9.2 shall be delivered to:
Opendoor Technologies Inc.
410 N. Scottsdale Road, Suite 1600
Tempe, AZ 85281
Attention: investors@opendoor.com
2Resignation of Current Warrant Agent and Appointment of Successor Warrant Agent. Continental hereby resigns as Warrant Agent under the Existing Warrant Agreement, and Opendoor Technologies hereby appoints AST to act as the Warrant Agent for Opendoor Technologies under the Existing Warrant Agreement, and AST hereby accepts such appointment and agrees to perform the same in accordance with the terms and conditions set forth in the Existing Warrant Agreement as modified by this Amendment.
3Miscellaneous Provisions.
3.1Successors. All the covenants and provisions of this Amendment by or for the benefit of the parties hereto shall bind and inure to the benefit of their respective successors and assigns.
3.2Applicable Law. The validity, interpretation, and performance of this Amendment shall be governed in all respects by the laws of the State of New York, without giving effect to conflicts of law principles that would result in the application of the substantive laws of another jurisdiction. Each of the parties hereto hereby agrees that any action, proceeding or claim against it arising out of or relating in any way to this Amendment shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and irrevocably submits to such jurisdiction, which jurisdiction shall be exclusive. Each of the parties hereto hereby waives any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum.

3.3Counterparts. This Amendment may be executed in any number of original or electronic counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute one and the same instrument.
3.4Effect of Headings. The section headings herein are for convenience only and are not part of this Amendment and shall not affect the interpretation thereof.
3.5Severability. This Amendment shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Amendment or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Amendment a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.
3.6Effect on Existing Warrant Agreement. Other than as specifically set forth herein, all other terms and provisions of the Existing Warrant Agreement shall remain unaffected by the terms of this Amendment, and shall continue in full force and effect.
3.7Entire Agreement. The Existing Warrant Agreement, as modified by this Amendment, constitutes the entire understanding of the parties and supersedes all prior agreements, understandings, arrangements, promises and commitments, whether written or oral, express or implied, relating to the subject matter hereof.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the date first above written.

OPENDOOR TECHNOLOGIES INC.

By:	/s/Carrie Wheeler
Name: Carrie Wheeler
Title: CFO

CONTINENTAL STOCK TRANSFER & TRUST COMPANY

By:	/s/Isaac Kagan
Name: Isaac Kagan
Title: Vice President

AMERICAN STOCK TRANSFER & TRUST COMPANY, LLC

By:	/s/ Michael A. Nespoli
Name: Michael A. Nespoli
Title: Executive Director
[Signature Page to First Amendment of Warrant Agreement]